UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: December 14, 2017	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or a solicitation of an offer to acquire, purchase or subscribe for securities of the Company or an invitation to enter into an agreement to do any such things, nor is it calculated to invite any offer to acquire, purchase or subscribe for any securities. This announcement is not an offer of securities for sale in the PRC, Hong Kong and the United States or elsewhere. The PSCS are not available for general subscription in Hong Kong or elsewhere.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The Shares and the PSCS mentioned herein have not been, and will not be, registered under the Securities Act, and may not be offered or sold in the United States except pursuant to registration or an exemption from the registration requirements of the Securities Act. No public offering of the Shares and the PSCS will be made in the United States.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

NON-EXEMPT CONNECTED TRANSACTIONS —

EXERCISE OF PRE-EMPTIVE RIGHTS AND ADDITIONAL SUBSCRIPTIONS BY DATANG AND CHINA IC FUND

In connection with the issue of the Placing Shares and the Placed PSCS, the China IC Fund Pre-emptive Subscription and the China IC Fund Further Subscription and pursuant to the Datang Purchase Agreement, Datang has delivered a notice to the Company that it will exercise its pre-emptive right in relation to the issue of the Placing Shares, the Placed PSCS, the China IC Fund Pre-emptive Subscription and the China IC Fund Further Subscription up to the amount it is entitled to under the Datang Purchase Agreement. Datang has also indicated to the Company that it intends to subscribe for the Datang Further PSCS for an aggregate principal amount (for the Datang Further PSCS and the Datang Pre-emptive PSCS) of US$200 million.

In connection with the issue of the Placing Shares and the Placed PSCS, the Datang Pre-emptive Subscription and the Datang Further Subscription and pursuant to the China IC Fund Purchase Agreement, China IC Fund has delivered a notice to the Company that it will exercise its pre-emptive right in relation to the issue of the Placing Shares, the Placed PSCS, the Datang Pre-emptive Subscription and the Datang Further Subscription up to the amount it is entitled to under the China IC Fund Purchase Agreement. China IC Fund has also indicated to the Company that it intends to subscribe for the China IC Fund Further PSCS for an aggregate principal amount (for the China IC Fund Further PSCS and the China IC Fund Pre-emptive PSCS) up to US$300 million.

In connection with the issue of the Placing Shares and the Placed PSCS, the Datang Pre-emptive Subscription, the Datang Further Subscription, the China IC Fund Pre- emptive Subscription and the China IC Fund Further Subscription, as of the date of this announcement, being the date after the tenth business day following the date of the notice from the Company, Country Hill has not responded to such notice. Pursuant to the Country Hill Subscription Agreement, Country Hill is deemed to have elected not to exercise its pre-emptive right with respect to the Country Hill Pre-emptive Securities.

As each of Datang and China IC Fund is a substantial shareholder of the Company and thus a connected person of the Company, the subscription by Datang as indicated in this announcement and the subscription by China IC Fund as indicated in this announcement (including any issue of Shares on conversion of their respective PSCS) will constitute connected transactions of the Company and will be subject to independent Shareholders’ approval under the Listing Rules. The Company will make such further announcement(s) as necessary if any agreement(s) is/are entered into by the Company with Datang or China IC Fund regarding the above matters.

UNITED STATES SECURITIES LAW MATTERS

The Placing Shares, the Placed PSCS, the Datang Subscription Securities and the China IC Fund Subscription Securities have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the Placing Shares, the Placed PSCS, the Datang Subscription Securities and the China IC Fund Subscription Securities in the United States. This announcement does not constitute an offer of any securities for sale.

Shareholders and potential investors should note that the completion of each of the Datang Pre-emptive Subscription, the China IC Fund Pre-emptive Subscription, the Datang Further Subscription and the  China  IC Fund Further  Subscription is  subject to the entering into of, and the fulfilment of the conditions under, the relevant subscription agreements. As the Datang Pre-emptive Subscription, the China IC Fund Pre-emptive Subscription, the Datang Further Subscription and the China IC Fund Further Subscription may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the Shares.

PLACING OF NEW SHARES UNDER GENERAL MANDATE

Reference is made to the Company’s announcements dated 29 November 2017 and 6 December 2017 in relation to the completion of the Placing, which took place on 6 December 2017. Pursuant to the terms and conditions of the Placing Agreement, a total of 241,418,625 Placing Shares, representing approximately 4.92% of the issued share capital of the Company as enlarged by the issue of the Placing Shares, were successfully placed by the Joint Placing Agents to not less than six (6) independent Placees, who are third parties independent of and not connected with the Company and its connected persons, at the Placing Price.

ISSUE OF US$65 MILLION PERPETUAL SUBORDINATED CONVERTIBLE SECURITIES

Reference is made to the Company’s announcements dated 29 November 2017 and 14 December 2017 in relation to the completion of the Placed PSCS Subscription Agreement, which took placed on 14 December 2017. Pursuant to the Placed PSCS Subscription Agreement, each of the Joint Managers has agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for, the Placed PSCS to be issued by the Company in an aggregate principal amount of US$65 million.

Based on the initial Conversion Price of HK$12.78 and assuming full conversion of the Placed PSCS at the initial Conversion Price, the Placed PSCS will be convertible into approximately 39,688,654 Placed Conversion Shares, representing (i) approximately 0.85% of the issued share capital of the Company on 28 November 2017; (ii) approximately 0.81%  of  the issued  share capital of the Company  as enlarged  by  the Placing Shares (assuming that there is no change in the issued share capital of the Company, save for the issue of the Placing Shares); and (iii) approximately 0.80% of the issued share capital of the Company as enlarged by the Placing Shares and assuming the full conversion of the Placed PSCS at the initial Conversion Price (assuming that there is no change in the issued share capital of the Company, save for the issue of the Placing Shares and Placed Conversion Shares). The Placed Conversion Shares will be allotted and issued pursuant to the General Mandate and will rank pari passu in all respects with the Shares then in issue on the relevant conversion date. The issue of the Placed PSCS is not subject to the approval of the Shareholders.

An approval has been granted by the Stock Exchange for the listing of, and permission to deal in, the Placed Conversion Shares. An approval in-principle has been granted by the Singapore Exchange for the listing and quotation of the Placed PSCS.

PRE-EMPTIVE RIGHTS OF DATANG

Reference is made to the Company’s announcement dated 10 November 2008 in relation to the Datang Purchase Agreement, pursuant to which, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Datang has a pre- emptive right to subscribe for (i) a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Datang immediately prior to the issue of such securities, or (ii) should such issue of new Shares or securities convertible into Shares result in a single investor or investor group acting in concert beneficially owning more Shares than Datang and its wholly-owned subsidiary, one Share more than the number of Shares proposed to be beneficially owned by such prospective largest Shareholder of the Company, and the Company is required to notify Datang of such proposed issue.

Datang’s pre-emptive right is applicable to the issue of the Placing Shares and the Placed PSCS, the China IC Fund Pre-emptive Subscription and the China IC Fund Further Subscription. Pursuant to the Datang Purchase Agreement and the Listing Rules, completion of any such issue of the Datang Subscription Securities to, and subscription of the Datang Subscription Securities by, Datang upon exercise of its pre-emptive right will be further subject to the receipt of any required and regulatory approvals and the approval of the independent Shareholders.

Any exercise by Datang of its pre-emptive right to subscribe for the Datang Pre-emptive Securities in connection with the issue of the Placing Shares and the Placed PSCS and the China IC Fund Pre-emptive Subscription will be at a price equivalent to the Placing Price (in the case of the Datang Pre-emptive Shares) and/or the issue price of the Placed PSCS (in the case of the Datang Pre-emptive PSCS).

The Company has notified Datang in accordance with the terms of the Datang Purchase Agreement in respect of the issue of the Placing Shares and the Placed PSCS, the China IC Fund Pre-emptive Subscription and the China IC Fund Further Subscription. Pursuant to the Datang Purchase Agreement, Datang has delivered a notice to the Company that it will exercise its pre-emptive right in relation to the issue of the Placing Shares, the Placed PSCS, the China IC Fund Pre-emptive Subscription and the China IC Fund Further Subscription up to the amount it is entitled to under the Datang Purchase Agreement based on terms and conditions that are substantially the same as the Placing and the issue of the Placed PSCS. Datang has also indicated to the Company that it intends to subscribe for the Datang Further PSCS, in addition to the Datang Pre-emptive PSCS, based on terms and conditions that are substantially the same as the issue of the Placed PSCS, for an aggregate principal amount (for the Datang Further PSCS and the Datang Pre-emptive PSCS) of US$200 million. The Company will make such further announcement(s) as is/are necessary under the Listing Rules in relation thereto.

PRE-EMPTIVE RIGHTS OF CHINA IC FUND

Reference is made to the Company’s announcement dated 12 February 2015 in relation to the China IC Fund Purchase Agreement, pursuant to which, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, China IC Fund has a pre-emptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by China IC Fund immediately prior to the issue of such securities, and the Company is required to notify China IC Fund of such proposed issue.

China IC Fund’s pre-emptive right is applicable to the issue of the Placing Shares and the Placed PSCS, the Datang Pre-emptive Subscription and the Datang Further Subscription. Pursuant to the China IC Fund Purchase Agreement and the Listing Rules, completion of any such issue of the China IC Fund Subscription Securities to, and subscription of the China IC Fund Subscription Securities by, China IC Fund upon exercise of its pre-emptive right will be further subject to the receipt of any required and regulatory approvals and the approval of the independent Shareholders.

Any exercise by China IC Fund of its pre-emptive right to subscribe for the China IC Fund Pre-emptive Securities in connection with the issue of the Placing Shares and the Placed PSCS and the Datang Pre-emptive Subscription will be at a price equivalent to the Placing Price (in the case of the China IC Fund Pre-emptive Shares) and/or the issue price of the Placed PSCS (in the case of the China IC Fund Pre-emptive PSCS).

The Company has notified China IC Fund in accordance with the terms of the China IC Fund Purchase Agreement in respect of the issue of the Placing Shares and the Placed PSCS, the Datang Pre-emptive Subscription and the Datang Further Subscription. Pursuant to the China IC Fund Purchase Agreement, China IC Fund has delivered a notice to the Company that it will exercise its pre-emptive right in relation to the issue of the Placing Shares, the Placed PSCS, the Datang Pre-emptive Subscription and the Datang Further Subscription up to the amount it is entitled to under the China IC Fund Purchase Agreement based on terms and conditions that are substantially the same as the Placing and the issue of the Placed PSCS. China IC Fund has also indicated to the Company that it intends to subscribe for the China IC Fund Further PSCS, in addition to the China IC Fund Pre-emptive PSCS, based on terms and conditions that are substantially the same as the issue of the Placed PSCS, for an aggregate principal amount (for the China IC Fund Further PSCS and the China IC Fund Pre-emptive PSCS) up to US$300 million. The Company will make such further announcement(s) as is/are necessary under the Listing Rules in relation thereto.

PRE-EMPTIVE RIGHT OF COUNTRY HILL

Reference is made to the Company’s announcement dated 18 April 2011 in relation to the Country Hill Subscription Agreement, pursuant to which, in case of any issue of new Shares or securities convertible into Shares, subject to certain exceptions, Country Hill has a pre-emptive right to subscribe for a pro rata portion of such new securities being issued equivalent to the percentage of the issued share capital of the Company then owned by Country Hill immediately prior to the issue of such securities, and the Company is required to notify Country Hill of such proposed issue.

Country Hill’s pre-emptive right is applicable to the issue of the Placing Shares and the Placed PSCS, the Datang Pre-emptive Subscription, the Datang Further Subscription, the China IC Fund Pre-emptive Subscription and the China IC Fund Further Subscription. Pursuant to the Country Hill Subscription Agreement, completion of any such issue of the Country Hill Pre-emptive Securities to, and subscription of the Country Hill Pre-emptive Securities by, Country Hill upon exercise of its pre-emptive right will be further subject to the receipt of any required and regulatory approvals.

Any exercise by Country Hill of its pre-emptive right to subscribe for the Country Hill Pre-emptive Securities in connection with the issue of the Placing Shares and the Placed PSCS, the Datang Pre-emptive Subscription and the China IC Fund Pre-emptive Subscription will be at a price equivalent to the Placing Price (in the case of the Country Hill Pre-emptive Shares) and/or the issue price of the Placed PSCS (in the case of the Country Hill Pre-emptive PSCS).

The Company has notified Country Hill in accordance with the terms of the Country Hill Subscription Agreement in respect of the issue of the Placing Shares and the Placed PSCS, the Datang Pre-emptive Subscription, the Datang Further Subscription, the China IC Fund Pre-emptive Subscription and the China IC Fund Further Subscription. As of the date of this announcement, being the date after the tenth business day following the date of the notice from the Company, Country Hill has not responded to such notice. Pursuant to the Country Hill Subscription Agreement, Country Hill is deemed to have elected not to exercise its pre-emptive right with respect to the Country Hill Pre-emptive Securities.

SHAREHOLDER’S LOCK-UP UNDERTAKINGS BY DATANG HK AND XINXIN HK

Each of Datang HK and Xinxin HK had given a lock-up undertaking in relation to the Shares held by it directly (or through nominees) for a period of 90 days to facilitate an orderly marketing, distribution and trading of the Placing Shares and the Placed PSCS.

Each of Datang HK and Xinxin HK had also given a lock-up undertaking in relation to the Shares to be issued to it (or its nominees) upon exercise of pre-emptive right by each of Datang (in the case of Datang HK) and China IC Fund (in the case of Xinxin HK) in connection with the Placing for a period of 90 days in order to further facilitate an orderly marketing, distribution and trading of the Placing Shares.

LISTING RULES IMPLICATIONS

As each of Datang and China IC Fund is a substantial shareholder of the Company and thus a connected person of the Company, the Subscription by Datang as indicated in this announcement and the subscription by China IC Fund as indicated in this announcement (including any issue of Shares on conversion of their respective PSCS) will constitute connected transactions of the Company and will be subject to independent Shareholders’ approval under the Listing Rules. The Company will make such further announcement(s) as necessary if any agreement(s) is/are entered into by the Company with Datang or China IC Fund regarding the above matters.

UNITED STATES SECURITIES LAW MATTERS

The Placing Shares, the Placed PSCS, the Datang Subscription Securities and the China IC Fund Subscription Securities have not been and will not be registered under the Securities Act and may not be offered or sold in the United States or to US persons (as defined in the Securities Act) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. There will be no public offering of the Placing Shares, the Placed PSCS, the Datang Subscription Securities and the China IC Fund Subscription Securities in the United States. This announcement does not constitute an offer of any securities for sale.

GENERAL

Shareholders and potential investors should note that the completion of each of the Datang Pre-emptive Subscription, the China IC Fund Pre-emptive Subscription, the Datang Further Subscription and the China IC Fund Further Subscription is subject to the entering into of, and the fulfilment of the conditions under, the relevant subscription agreements. As the Datang Pre-emptive Subscription, the China IC Fund Pre-emptive Subscription, the Datang Further Subscription and the China IC Fund Further Subscription may or may not proceed, Shareholders and potential investors are reminded to exercise caution when dealing in the Shares.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context otherwise requires:

‘‘ADS(s)’’	American depositary shares of the Company, each of which represents 5 Shares;

‘‘Board’’	the board of Directors;

‘‘China IC Fund’’	(China Integrated Circuit Industry Investment Fund Co., Ltd.*), a company established under PRC laws;

‘‘China IC Fund Further PSCS’’

any perpetual subordinated convertible securities to be issued to China IC Fund, being additional to the China IC Fund Pre- emptive PSCS, with an aggregate principal amount (including the China IC Fund Pre-emptive PSCS) up to US$300 million;

‘‘China IC Fund Further Subscription’’	the potential subscription of the China IC Fund Further PSCS by China IC Fund;

‘‘China IC Fund Pre- emptive PSCS’’

any perpetual subordinated convertible securities to be issued to China IC Fund pursuant to any exercise of its pre-emptive right under the China IC Fund Purchase Agreement in connection with the Placed PSCS Subscription Agreement as will result in China IC Fund’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Placed PSCS and the Datang Pre-emptive PSCS;

‘‘China IC Fund Pre- emptive Securities’’	the China IC Fund Pre-emptive PSCS and the China IC Fund Pre-emptive Shares;

‘‘China IC Fund Pre- emptive Shares’’

any Shares to be issued to China IC Fund pursuant to any exercise of its pre-emptive right under the China IC Fund Purchase Agreement in connection with the Placing Agreement as will result in China IC Fund’s percentage shareholding in the Company not being diluted by the issue of the Placing Shares and the Datang Pre-emptive Shares;

‘‘China IC Fund Pre- emptive Subscription’’	the potential subscription of the China IC Fund Pre-emptive Securities by China IC Fund pursuant to any exercise of pre- emptive right by China IC Fund under the China IC Fund Purchase Agreement;

‘‘China IC Fund Purchase Agreement’’

the share purchase agreement dated 12 February 2015 between the Company and China IC Fund, the details of which are set out in the announcements published on 12 February 2015, 8 June 2015 and 8 June 2016 by the Company;

‘‘China IC Fund Subscription Securities’’	the China IC Fund Pre-emptive Shares, the China IC Fund Pre- emptive PSCS and the China IC Further PSCS;

‘‘Company’’

Semiconductor Manufacturing International Corporation

, a company incorporated in theCayman Islands with limited liability, the Shares of which are listed on the main board of the Stock Exchange and the ADSs of which are listed on the New York Stock Exchange, Inc.;

‘‘connected person(s)’’	has the meaning ascribed to it under the Listing Rules;

‘‘Conversion Price’’

the price at which Placed Conversion Shares will be issued upon conversion of the PSCS which will initially be HK$12.78 per Placed Conversion Share and will be subject to adjustment in the manner provided in the terms and conditions of the PSCS;

‘‘Country Hill’’	Country Hill Limited, a wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by China Investment Corporation;

‘‘Country Hill Pre- emptive PSCS’’

any perpetual subordinated convertible securities to be issued to Country Hill pursuant to any exercise of its pre-emptive right under the Country Hill Subscription Agreement in connection with the Placed PSCS Subscription Agreement as will result in Country Hill’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Placed PSCS, the Datang Pre-emptive PSCS and the China IC Fund Pre-emptive PSCS;

‘‘Country Hill Pre- emptive Securities’’	the Country Hill Pre-emptive PSCS and the Country Hill Pre- emptive Shares;

‘‘Country Hill Pre- emptive Shares’’

any Shares to be issued to Country Hill pursuant to any exercise of its pre-emptive right under the Country Hill Subscription Agreement in connection with the Placing Agreement as will result in Country Hill’s percentage shareholding in the Company not being diluted by the issue of the Placing Shares, the Datang Pre-emptive Shares and the China IC Fund Pre-emptive Shares;

‘‘Country Hill Subscription Agreement’’

the share subscription agreement dated 18 April 2011 between the Company and Country Hill, the details of which were set out in the announcements published on 18 April 2011, 24 October 2013, 18 December 2013, 22 August 2014, 12 February 2015, 12 June 2015 and 8 June 2016 by the Company;

‘‘Datang’’	Datang Telecom Technology & Industry Holdings Co., Ltd., a company established under PRC laws;

‘‘Datang HK’’

Datang Holdings (Hongkong) Investment Company Limited, a company incorporated in Hong Kong and a wholly-owned subsidiary of Datang, which as at the date of this announcement is indicated by Datang to hold the Datang Subscription Securities;

‘‘Datang Further PSCS’’

any perpetual subordinated convertible securities to be issued to Datang, being additional to the Datang Pre-emptive PSCS, with an aggregate principal amount (including the Datang Pre- emptive PSCS) of US$200 million;

‘‘Datang Further Subscription’’	the potential subscription of the Datang Further PSCS by Datang;

‘‘Datang Pre-emptive PSCS’’

any perpetual subordinated convertible securities to be issued to Datang pursuant to any exercise of its pre-emptive right under the Datang Purchase Agreement in connection with the Placed PSCSSubscription Agreement as will result in Datang’s percentage shareholding (on a fully converted basis) in the Company not being diluted by the issue of the Placed PSCS and the China IC Fund Pre-emptive PSCS;

‘‘Datang Pre-emptive Securities’’	the Datang Pre-emptive PSCS and the Datang Pre-emptive Shares;

‘‘Datang Pre-emptive Shares’’

any Shares to be issued to Datang pursuant to any exercise of its pre-emptive right under the Datang Purchase Agreement in connection with the Placing Agreement as will result in Datang’s percentage shareholding in the Company not being diluted by the issue of the Placing Shares and the China IC Fund Pre- emptive Shares;

‘‘Datang Pre-emptive Subscription’’	the potential subscription of the Datang Pre-emptive Securities by Datang pursuant to any exercise of pre-emptive right by Datang under the Datang Purchase Agreement;

‘‘Datang Purchase Agreement’’

the share purchase agreement dated 6 November 2008 between the Company and Datang (as amended by the supplemental agreement dated 22 August 2014), the details of which were set out in the announcements published on 10 November 2008, 16 August 2010, 6 May 2011, 24 October 2013, 18 December 2013, 22 August 2014, 12 February 2015, 12 June 2015 and 8 June 2016 by the Company;

‘‘Datang Subscription Securities’’	the Datang Pre-emptive Shares, the Datang Pre-emptive PSCS and the Datang Further PSCS;

‘‘Director(s)’’	director(s) of the Company;

‘‘General Mandate’’

a general and unconditional mandate granted to the Directors by passing a resolution of the Shareholders at the annual general meeting of the Company held on 23 June 2017 to exercise the power of the Company to allot and issue up to 20% of the issued share capital of the Company as at the date of passing such resolution;

‘‘HK$’’	Hong Kong Dollars, the lawful currency of Hong Kong;

‘‘Hong Kong’’	Hong Kong Special Administrative Region of the PRC;

‘‘Joint Managers’’	Barclays Bank PLC, Deutsche Bank AG, Hong Kong Branch and J.P. Morgan Securities Plc;

‘‘Joint Placing Agents’’	collectively, J.P. Morgan Securities Plc and Deutsche Bank AG, Hong Kong Branch;

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

‘‘Placed Conversion Shares’’	new Shares to be allotted and issued by the Company upon conversion of the Placed PSCS;

‘‘Placed PSCS’’	the perpetual subordinated convertible securities of an aggregate principal amount of US$65 million issued by the Company under the Placed PSCS Subscription Agreement;

‘‘Placed PSCS Subscription Agreement’’	the subscription agreement dated 29 November 2017 between the Company and the Joint Managers relating to the issue of the Placed PSCS;

‘‘Placees’’	any professional institutional and other investor whom any of the Joint Placing Agents have procured to purchase any of the Placing Shares under the Placing Agreement;

‘‘Placing’’	the placing of the Placing Shares pursuant to the Placing Agreement;

‘‘Placing Agreement’’	the placing agreement dated 29 November 2017 between the Company and the Joint Placing Agents;

‘‘Placing Price’’	HK$10.65 per Placing Share;

‘‘Placing Shares’’	241,418,625 new Shares to be placed under the Placing;

‘‘PRC’’	the People’s Republic of China (for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan);

‘‘PSCS’’	the Placed PSCS, the Datang Pre-emptive PSCS, the China IC Fund Pre-emptive PSCS, the China IC Fund Further PSCS and the Datang Further PSCS;

‘‘Securities Act’’	the U.S. Securities Act of 1933, as amended;

‘‘Share(s)’’	share(s) of US$0.004 each in the share capital of the Company;

‘‘Shareholder(s)’’	the holder(s) of the Shares;

‘‘Singapore Exchange’’	Singapore Exchange Securities Trading Limited;

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited;

‘‘substantial shareholder(s)’’	has the meaning ascribed to it under the Listing Rules;

‘‘US’’ or ‘‘United States’’	the United States of America;

‘‘US$’’, ‘‘USD’’or ‘‘US Dollars’’	United States dollars, the lawful currency of the United States;

‘‘Xinxin HK’’

Xinxin (Hongkong) Capital Co., Ltd., a wholly-owned subsidiary of China IC Fund, which as at the date of this announcement is indicated by China IC Fund to hold the China IC Fund Subscription Securities; and

‘‘%’’	per cent.

By order of the Board

Semiconductor Manufacturing International Corporation

Gao Yonggang

Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, 14 December 2017

As at the date of this announcement, the directors of the Company are:

Executive Directors

Zhou Zixue (Chairman)

Zhao HaiJun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Tzu-Yin Chiu (Vice Chairman)

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent Non-executive Directors

Lip-Bu Tan

William Tudor Brown

Carmen I-Hua Chang

Shang-yi Chiang

Jason Jingsheng Cong

*   For identification purposes